UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Synergy CHC Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

87165D208

(CUSIP Number)

Jack Ross

156 Heddas Way

Fall River, Nova Scotia B2T 0J4

(902) 237-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D208	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,711,757
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,711,757
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,711,757
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1 (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 87165D208	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gowan Private Equity Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,679,056
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,679,056
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,056
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 8,703,726 shares of Common Stock of the Issuer outstanding as of October 24, 2024, according to the information set forth in the final prospectus filed by the Issuer with the U.S. Securities and Exchange Commission on October 23, 2024.

CUSIP No. 87165D208	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dunhill Distribution Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 269,635
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 269,635
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,635
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D208	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gowan Capital Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 136,559
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 136,559
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,559
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D208	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosscor Brands Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 300,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 300,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D208	13D	Page 7 of 10 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.00001 per share (“Common Stock”), of Synergy CHC Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 865 Spring Street Westbrook, Maine 04092.

On September 11, 2024, the Issuer affected a 1-for-11.9 reverse stock split (the “Reverse Stock Split”). The number of shares of Common Stock of the Issuer presented in this Statement is adjusted to reflect the Reverse Stock Split.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being jointly filed on behalf of each of the following entities (collectively, the “Reporting Persons”).

i.	Jack Ross;

ii.	Gowan Private Equity Inc. (“Gowan PE”);

iii.	Dunhill Distribution Group, Inc. (“Dunhill”);

iv.	Gowan Capital Inc. (“Gowan Cap”); and

v.	Rosscor Brands Corp. (“Rosscor”).

Mr. Ross is the sole officer and director of Gowan PE. Mr. Ross is the sole director and the Chief Executive Officer of Dunhill. Mr. Ross is the sole officer and director of Gowan Cap. Mr. Ross is the President and director of Rosscor. Mr. Ross is the Chief Executive Officer and Chairman of the Issuer.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement. This Statement is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

(b) The principal business address of Mr. Ross, Gowan PE, Dunhill, and Gowan Cap is 156 Heddas Way, Fall River NS B2T 0J4, Canada. The principal business address of Rosscor is 865 Spring Street Westbrook, Maine 04092.

(c) The principal occupation of Mr. Ross is serving as the Chief Executive Office and Chairman of the Issuer, as well as serving in his roles at Gowan PE, Dunhill, Gowan Cap, and Rosscor, as enumerated in Item 2(a). The principal business of Gowan PE, Dunhill, Gowan Cap, and Rosscor is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ross is a citizen of Canada. Gowan PE, Dunhill, and Gowan Cap are each a Nova Scotia corporation. Rosscor is a Delaware corporation.

CUSIP No. 87165D208	13D	Page 8 of 10 Pages

Item 3. Source or Amount of Funds or Other Consideration.

 Gowan PE acquired its Common Stock in two separate transactions for which negotiations began and terms were agreed to simultaneously. The first was on April 19, 2015, in a private purchase for an aggregate purchase price of $400,000, using working capital, and the second was on May 21, 2015, in a private purchase for an aggregate purchase price of $8,652.17, also using working capital. Gowan Cap acquired its Common Stock on January 20, 2015 as a result of a private purchase from the Company pursuant to a subscription agreement for an aggregate purchase price of $1,347.83, using working capital. Dunhill acquired its Common Stock on April 21, 2014 in connection with the Issuer’s acquisition of Synergy Strops Corp., a Delaware corporation. Rosscor acquired its Common Stock on October 24, 2024 in connection with the closing of the Issuer’s initial public offering (the “IPO”) for an aggregate purchase price of $2,700,000, using working capital.

Item 4. Purpose of Transaction.

The information reported in Item 3 is incorporated by reference into this Item 4.

All of the Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. Mr. Ross is the Chief Executive Officer of the Issuer and is the principal of each of Gowan PE, Dunhill, Gowan Cap, and Rosscor (together, the “Entities”), and will in the ordinary course of business participate in discussions, including with other members of the Issuer’s board of directors, management, and other Issuer investors, regarding the Issuer’s business, including its operations, prospects, capitalization and corporate governance. As appropriate, Mr. Ross may involve one or more of the Entities in such discussions. Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages are based on 8,703,726 shares of Common Stock of the Issuer outstanding as of October 24, 2024, according to the information set forth in the final prospectus filed by the Issuer with the U.S. Securities and Exchange Commission on October 23, 2024

CUSIP No. 87165D208	13D	Page 9 of 10 Pages

(b) See rows (7) through (10) of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The only transaction in the Common Stock reported in this Statement that was effected during the past 60 days was Rosscor’s purchase of 300,000 shares of Common Stock in the IPO, at a price of $9.00 per share.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Common Stock beneficially owned by a Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the closing of the IPO, Mr. Ross entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer and Roth Capital Partners, LLC (the “Underwriter”), pursuant to which Mr. Ross agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of Common Stock for a period of 180 days after October 22, 2024, without the prior written consent of the Underwriter.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Stock Purchase Agreements

Certain stockholders of the Issuer entered into a stock purchase agreement with Gowan PE, dated April 19, 2015, pursuant to which Gowan PE purchased an aggregate of 2,056,828 shares of Common Stock for an aggregate purchase price of $400,000.

Certain stockholders of the Issuer entered into a stock purchase agreement with Gowan PE, dated May 21, 2015, pursuant to which Gowan PE purchased an aggregate of 1,466,597 shares of Common Stock for an aggregate purchase price of $8,652.17.

Item 7. Material to Be Filed as Exhibits.

1.	Joint Filing Agreement

2.	Form of Lock-Up Agreement

CUSIP No. 87165D208	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2024

JACK ROSS

By:	/s/ Jack Ross
Name:	Jack Ross

GOWAN PRIVATE EQUITY INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

GOWAN CAPITAL INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

DUNHILL DISTRIBUTION GROUP, INC.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	CEO and President

ROSSCOR BRANDS CORP.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	President